FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 23, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   September 23, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

FOR IMMEDIATE RELEASE

NORSAT AWARDED $600,000 IN SATELITE SYSTEM MAINTENANCE CONTRACTS

BY THE UNITED STATES DEPARTMENT OF DEFENSE

Vancouver, Canada – September 23, 2008 – Norsat International Inc. (“Norsat”) (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent ground-based satellite solutions, announced today that its US subsidiary has signed satellite terminal maintenance contracts, totaling approximately $600,000, with the US Department of Defense (“DoD”). The contracts will be fulfilled within the current fiscal year. All amounts are expressed in US dollars unless otherwise stated.

“A fundamental strategic objective for Norsat is to expand the services component of our business, further strengthening our position as an end-to-end satellite systems solution provider,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “Working with the US DoD through these contracts provides us with key advantages, as we work to grow our relationship.  We are able to better understand their needs and become further entrenched as a supplier.”

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Monte Carlo, Monaco; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Pervez Siddiqui

Kristen Dickson

Vice President, Marketing

The Equicom Group

Tel: 604 821-2850

Investor Relations

Email: psiddiqui@norsat.com

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended June 30th, 2008, and the Management Discussion and Analysis for the three months ended June 30th, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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